		James M. Halley Q.C., 2 R. Stuart Wells William A. Ruskin, 1 Bernard Pinsky, 4 William D. Holder David W. Kington	David W. Buchanan, Q.C. M. Douglas Howard Patrick A. Williams Roy A. Nieuwenburg Nigel P. Kent, 1 Diane M. Bell	Derek J. Mullan, Q.C. W.W. Lyall D. Knott, Q.C. Alexander Petrenko William C. Helgason Douglas W. Lahay Anne L.B. Kober
		R. Brock Johnston	Neil P. Melliship	Kenneth K.C. Ing, 11, 13
		Darren T. Donnelly	Mark S. Weintraub	Neo J. Tuytel
		Ross D. Tunnicliffe	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Kerstin R. Tapping
		Ethan P. Minsky, 6, 7, 9	Brock H. Smith	Nicole M. Byres
		John C. Fiddick	D. Lawrence Munn, 8	R. Glen Boswall
		Hannelie G. Stockenstrom, 12	Bonnie S. Elster	Virgil Z. Hlus, 4
		Samantha Ip	Jonathan L.S. Hodes, 1, 5	William L. Macdonald, 8
		Aaron B. Singer	L.K. Larry Yen, 10	Peter M. Tolensky
		Thea L. Koshman, 1	Tony Fogarassy	Allyson L. Baker, 3
		Warren G. Brazier, 4	Amy A. Mortimore	Veronica P. Franco
		Krista Prockiw	Brent C. Clark	Jane Glanville
		Keri T. Grenier	Richard T. Weiland	Adam I. Zasada
		Andrea M. East	Cam McTavish	Steve Veitch
		Lisa D. Hobman	Valerie S. Dixon	Jonathan C. Lotz
Reply Attention of	William L. Macdonald	Dianne D. Rideout	Tasha L. Coulter	David J. Fenrich
Direct Tel.	604.643.3118	Kari Richardson	Vikram Dhir, 1	Adam M. Dlin
EMail Address	wlm@cwilson.com	Sarah W. Jones	Michal Jaworski	Shauna K. Towriss
Our File No.	31132-0001/ CW1277345.2	R. Brad Kielmann	Kyle M. Wilson

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

		Canada	United States	International
		1 Alberta	4 California	11 Hong Kong
		2 Manitoba	5 Colorado	12 South Africa
		3 Ontario	6 District of Columbia	13 United Kingdom
7 Florida
8 New York
9 Virginia
10 Washington

July 19, 2007

BY COURIER AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:      Donna Levy

Dear Sirs/Mesdames:

Re:	Mainland Resources Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed June 12, 2007
File No. 333-142053

Thank you for your letter of June 20, 2007 with respect to Amendment No. 2 to the Form SB-2 (the “Form SB-2”) filed by Mainland Resources Inc. (the “Company”). We enclose our response to your comment and four blacklined copies of our amendment to the Form SB-2. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of June 20, 2007. In addition, please note that the Form SB-2 contains updated financial statements for the quarterly period ended May 31, 2007 and related disclosure thereto.

General

1.	We note your response to our prior comment 1. Please disclose the following:

	(a)	identify the selling shareholders who are common to both the Gulf Western and Mainland offering and describe the relationships among them;

We refer to your comment on identifying the selling shareholders who are common to both the Gulf Western and Mainland offering and describing the relationships among them. We have amended the disclosure under the heading

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

“Selling Security Holders” to include the following as a footnote to the Selling Security Holders table:

There are several similarities between our company and Gulf Western, which are discussed elsewhere in this registration statement. Gulf Western consummated a merger and change of business six months after the effectiveness of its registration statement. The following selling security holders were also named as selling security holders in Gulf Western Petroleum Corp.’s registration statement:

• Sukvinder (Sokhie) Puar;

• Brenda Parhar;

• Debbie Lew;

• Amir Jivraj;

• Rabiya Jivraj;

• Karima Jivraj;

• Deborah McSorely;

• Jagjit (Jay) Singh Sidhu;

• Share Roberts; and

• Neena Puar.

The relationships among the selling security holders in this registration statement and Gulf Western’s registration statement are as follows:

• Neena Puar is Sukvinder Puar’s wife;

• Amir Jivraj and Rabiya Jivraj are the parents of Mrs. Shaheen Jivraj- Sangara, the former president and chief executive officer of Gulf Western;

• Karima Jivraj and Rahim Jivraj are Mrs. Shaheen Jivraj-Sangara’s siblings;

• Brenda Parhar is Sukvinder Puar’s sister-in-law; and

• Debbie Lew, Deborah McSorely and Jagjit Sidhu are friends and business associates of Sukvinder Puar and Rahim Jivraj.

(b)	state that Messers. Puar and Rahim Jivraj were the contact persons between Gulf Western, Mainland and the selling shareholders;

We refer to your comment that Messers. Puar and Rahim Jivraj were the contact persons between Gulf Western, Mainland and the selling shareholders. We have amended the disclosure under the heading “Selling Security Holders” to include the following as a footnote to the Selling Security Holders table:

Messers. Sukvinder Puar and Rahim Jivraj were the contact persons between Gulf Western, our company and certain of the selling security holders in this prospectus.

(c)	state that Mr. Puar became the sole officer and a director of Gulf Western after the original sole officer and director resigned prior to the reverse merger;

(d)	state why you believe you will be more successful at implementing your business plan than Gulf Western; and

(e)	add a description of the history of Bassett Ventures and its connections and similarities with Gulf Western and Mainland.

2.           We note your added risk factor on page 10. In this risk factor, please quantify the “required funding” needed to complete your three-phased exploration program. Disclose that the amount of cash on hand and the amount that you intend to raise in this offering will be insufficient to meet your “required funding”. Discuss what additional steps would be needed after completion of your three-phased exploration revenue from your proposed business plan. Please quantify or estimate the amount of funding needed to execute these additional steps.

We refer to your comments 1(c) to 1 (e) and 2 above: (i) stating that Mr. Puar became the sole officer and a director of Gulf Western after the original sole officer and directors resigned prior to the reverse merger; (ii) stating why we believe we will be more successful at implementing our business plan than Gulf Western; (iii) adding a description of the history of Bassett Ventures and its connections and similarities with Gulf Western and Mainland; and (iv) quantifying the “required funding” needed to complete our three-phased exploration program. We have amended the disclosure under the sub heading “Risks associated with our business” to include the following:

There are certain similarities and connections between our company and (i) Gulf Western Petroleum Corp., which consummated a merger and change of business approximately six months after the effectiveness of its registration statement and (ii) Arris Resources Inc., which completed a share exchange and change of business.

Gulf Western

On May 3, 2006, Gulf Western Petroleum Corp. (formerly Georgia Exploration Inc.) filed a registration statement on form SB-2 that went effective on June 30, 2006. Approximately six months after the effectiveness of Gulf Western’s form SB-2, Gulf Western consummated a merger with Wharton Resources Corp. and changed its business from that of mineral exploration to the identification, acquisition and development of oil and gas resource opportunities. In Gulf Western’s registration statement, Gulf Western described itself, as we do, as a mineral exploration company and had a business plan substantially similar to our business plan. Certain other similarities exist between our company and Gulf Western, including: (i) the location of our mineral properties, which are located in the Similkameen Mining District, near the town of Princeton, in the Province of British Columbia; (ii) our sole officer and director has, and Gulf Western’s sole officer and director had, no previous mining experience; (iii) our sole officer and director owns our mining claims, and Gulf Western’s sole officer and director owned its mining claims, in trust for our company and Gulf Western respectively; (iv) certain of the selling shareholders named in this registration statement were named as selling shareholders in Gulf Western’s registration statement; and (v) Mr. Sukvinder Puar holds 6.94% of the issued and outstanding shares of our common stock and was one of the contact persons between Gulf Western, our company and certain of the selling security holders listed in this registration statement, and Mr. Puar became the sole officer and director of Gulf Western after the original sole officer and director resigned prior to the reverse merger. Despite the apparent similarities between our company and Gulf Western, at this time: (i) we intend to follow our proposed business plan, including the recommendations of our consulting geologist; (ii) subject to us raising the required funding, we intend to complete our three phased exploration program; and (iii) we have neither discussed nor agreed to any merger between our company and any third party. Management plans to operate our company consistent with the best interests of our company and in a way that maximizes shareholder value, however, there is no assurance that our exploration program will be successful, or that we will never change our current business.

In order to complete our three-phased exploration program, we will require approximately $136,000, as described under the section entitled “Plan of Operation” of this prospectus. As of May 31, 2007, we had $7,543 in cash. Even if we raise the entire CDN$50,000 (US$43,005) maximum amount in this offering, we will not have sufficient funds to meet our required funding to complete our three-phased exploration program. In order to complete our exploration program, we will require, at least, an additional $85,452. We will need to raise funds through the sale of our equity securities. Any sale of equity securities will result in dilution to our shareholders. However, there is no assurance that we will be able to raise the required funds to complete our exploration program.

In addition, there is no certainty that we will be more successful in the execution of our business plan than Gulf Western. After completing the primary offering, we anticipate that we will have enough capital to complete the second phase of our three-phased exploration program. Based on the results of the second phase, we will determine if it is feasible to proceed with phase three of our exploration program. There is no certainty that we will undertake phase three of our exploration program.

If and when we complete our exploration program, it is our intention to build our company with a portfolio of resource assets and to explore resource-related opportunities that are in the best interest of and will add value to our shareholders. As with other junior resource companies, our objective will be to prove significant asset value through exploration and eventually to produce our resources or enter into a joint-venture with another resource company with greater expertise and capital than our company to produce such resources. If our company is to produce the resources, we will need to raise additional capital to complete such production. At this time, we can not estimate how much capital will be needed to produce any such resources or whether any such resources will warrant production.

Arris Resources

Arris Resources (formerly Bassett Ventures Inc.) was incorporated on September 15, 1987 under the laws of British Columbia under the name “Grand Resources Inc.” Arris Resources has undergone several changes of business, including an oil and gas business, internet gaming business and a facility management software business, with relative name changes since its incorporation. On June 2, 2003, Arris Resources sold all of its subsidiaries (then engaged in the internet gaming casino business) for $1.00. On July 6, 2003, Arris Resources acquired AssistGlobal.com Communications, Inc. through a share exchange and later changed its name. Mr. Puar, a shareholder of our company that owns more than 5% of the issued and outstanding shares of our common stock was also a shareholder and a director of Arris Resources. Mr. Puar ceased to be involved in the business and affairs of Arris Resources as of April 19, 2007, however, his previous involvement with Arris Resources may be material to persons considering an investment in our company.

3.           We note your response to our prior comment 2, and reissue it. Messers. Puar and Jivraj are not only shareholders in Mainland, but have also acted as the contact between Mainland and other investors in Mainland. As a result, we believe that their involvement in the prior failed offering by Bloorcom is a material risk to Mainland investors.

We refer to your prior comment 2 that Messers. Puar and Jivraj are not only shareholders in Mainland, but have also acted as the contact between Mainland and other investors in Mainland and as a result, you believe that their involvement in the prior failed offering by Bloorcom is a material risk to Mainland investors. The Company has agreed to amend the Form SB-2 to include disclosure about the this material risk and have amended the disclosure under the sub heading “Risks associated with our business” to include the following:

Certain of our shareholders that own more than 5% of the issued and outstanding shares of our common stock were involved with a prior failed offering.

Messers. Sukvinder Puar and Rahim Jivraj hold 6.94% and 5.55% of the issued and outstanding shares our common stock. In addition, Messers. Puar and Jivraj were the contact persons between our company and certain of our shareholders. Prior to their involvement with our company, Messers. Puar and Jivraj were controlling shareholders, executive officers and directors of Bloorcom Corp. Bloorcom filed a registration statement on Form SB-2 in February 2005. In its registration statement, Bloorcom indicated that it would provide e-commerce solutions to medium sized retail businesses, which were designed to integrate with such business’s existing enterprise management software and existing customer websites. Bloorcom had minimal assets and revenues before it withdrew its registration statement in March 2006. Messers. Puar’s and Jivraj’s involvement in Bloorcom’s failed offering may be material to persons considering an investment in our company.

***

We look forward to any further comments you may have in regard to the amended SB-2 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3118.

Yours truly,

CLARK WILSON LLP

Per:

William L. Macdonald

WLM/lro

cc:   Vijesh Harakh